September 11, 2024
David Mathews
Division of Investment Management
Disclosure Review & Accounting Office
U.S. Securities and Exchange Commission
444 Flower St #900
Los Angeles, CA 90071

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 354 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Dear Mr. Matthews:
This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on August 23, 2024, with respect to the Amendment relating to the Stance Sustainable Beta ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.
1.Comment: Please file your responses as correspondence at least 5 business days prior to filing a 485B and reflect any disclosure changes in correspondence or send a redline showing all changes to the staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
2.    Comment: Please include a completed fee table and expense example in the response letter and in correspondence please confirm if there are any fee waivers, reimbursements or recoupment obligations and if so, please disclose the details in a footnote to the fee table. Also in correspondence, please confirm that the Fund does not intend to engage in borrowing or short sales in its initial year of operations or if it does, please revise the expense table to reflect expenses associated with such activities.
Response: The Registrant has provided the completed fee table and expense example under separate cover. The Registrant further confirms that there will not be any fee waivers, reimbursements or recoupment related to the Fund. Additionally, the Registrant does not intend to engage in borrowing or short sales in its initial year of operation.
3.    Comment: In the Principal Investment Strategies section, please clarify if “US listed companies” represented in the Index could include ADRs or securities of non-US issuers listed for trading in the US and if so, expand the risk disclosures to include risk discussions of non-US issuers and ADRs.
Response: The Registrant notes that the Solactive Universe can include securities of non-US issuers that have equity securities listed on a US market. Historically, however, there have been very few such issuers included in the Index and currently, there are three such issuers included therein, for a total 3% weight. Given that non-US issuers are not a large part of the Index constituents, the Registrant has added disclosure to the Fund’s Statement of Additional Information with respect to risks related to securities of non-US issuers. The Solactive Universe does not include ADRs.
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4.    Comment: In the same section, the third paragraph describes the Solactive Universe. Please include in the summary or Item 9, a definition and description of the Solactive US Large & Mid Cap Index.
Response: Under the Principal Investment Strategies - Change Finance Diversified Impact U.S. Large Cap Fossil Fuel Free Index – section, the following disclosure has been added at the end of the second paragraph:
The Solactive US Large & Mid Cap Index is designed to measure the performance of equity securities of large and mid-capitalization equity issuers covering approximately the largest 85% of the free-float market capitalization in the United States. It is calculated as a total return index in U.S. dollars and weighted by free-float market capitalization.
5.    Comment: In the same section, in the third paragraph, it states: “For over 20 years they have published an annual ranking of the most sustainable companies in the world.” Please clarify whether ISS ESG and Corporate Knights collaborate to issue a single report or whether they issue separate reports used by Change Finance.
Response: The Registrant has removed the information regarding Corporate Knights as a data provider.
6.    Comment: In the same section, in the first full paragraph on page 2, in correspondence, please describe how the adjustments to eligible companies help preserve eligibility or retain access without undermining the objective index criteria. If the Fund will engage in investor related activism, please state that in the disclosure and the types of issues on which the fund intends to engage.
Response: The language noted is designed to ensure that any active shareholder engagement campaigns undertaken by Change Finance are not disrupted if an issuer were to no longer be included in the Index. Generally, we also note that companies for which there is active shareholder engagement are stable constituents of the Index. We have added the following language under “The Fund’s Investment Strategy” regarding the Sub-Adviser’s shareholder engagement:
The Sub-Adviser may engage in shareholder activism with respect to the Fund’s holdings by sending letters, engaging in dialog with company management and possibly submitting shareholder proposals on a variety of ESG-related issues, including those related to the ESG Factors.
7.    Comment: Under the Principal Risks section, under market capitalization risk, given that the index is comprised of only 100 companies, please consider whether an additional risk factor is appropriate to address whether the total asset size of the index components will present capacity issues for the Fund if the Fund grows to accumulate significant assets as a percentage of the total investable market.
Response: The Registrant does not believe that an additional risk factor is necessary given that the universe of securities that are eligible for investment by the Fund are large and mid cap US listed companies and investments are selected based on market capitalization within each sector. Additionally, on a quarterly basis, the Index is rebalanced such that weightings of securities are brought back to 1% weighting.
8.    Comment: In the same section, please clarify the applicable sector risks and update the disclosure if needed. Please also update Item 9 to the extent applicable.
Response: The Registrant has updated the Fund’s disclosures to include disclosure that, as of June 30, 2024, the Fund had significant exposures to the technology (35.84%), financials (18.55%) and health care sectors (14.78%). Associated risk disclosures are also included in Item 4 and Item 9.
9.    Comment: In the Additional Information about the Fund, in the second sentence please update that the Fund is a passively managed ETF.
Response: The Registrant has updated the disclosure accordingly.

10.    Comment: In the same section, on page 8, with respect to the fourth full paragraph, please explain how more than 20% of the Index components would be in companies that are not included in the Solactive Universe. Who selects these securities and what is the selection process?
Response: The Registrant has deleted this sentence.
11.    Comment: Under the section “Additional Information About the Fund,” please align the statement of the Fund’s 80% policy with what is included in the Fund Summary.
Response: In this section, the Fund’s 80% policy has been revised as follows to align with the Summary:
Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in the equity securities of Eligible Companies~~y~~ (i.e., companies that meet the ESG criteria) that do not derive any revenue from fossil fuel productions, fossil fuel power generation, tobacco production, production of GMOs, nuclear power generation, weapons production, or hazardous pesticide production.
12.    Comment: Relating to page 4 of the SAI, in correspondence, please advise whether the underlying index is currently concentrated and if so, please describe the specific industries or groups of industries in which the index is concentrated.
Response: As of June 30, 2024, the Index was concentrated in the information technology sector (exposure of 35.84%). This information is included in the Prospectus.
If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Trust Counsel

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